Exhibit 12

ROCKWOOD SPECIALTIES GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
($ in millions, except ratios)	2008	2007	2006	2005	2004
Determination of Earnings (Losses):
(Loss) income from continuing operations before taxes and minority interest	$(742.1)	$151.7	$121.4	$198.4	$(161.2)
Add:
Interest expense (a)	231.1	219.3	199.9	196.4	130.6
Rent expense (b)	9.4	8.2	8.4	7.6	5.7
Total (losses) earnings as defined	$(501.6)	$379.2	$329.7	$402.4	$(24.9)

Fixed charges:
Interest expense (a)	$231.1	$219.3	$199.9	$196.4	$130.6
Rent expense (b)	9.4	8.2	8.4	7.6	5.7
Capitalized interest	—	—	0.3	0.3	—
Total fixed charges	$240.5	$227.5	$208.6	$204.3	$136.3

Ratio of earnings to fixed charges (c)	—	1.7	1.6	2.0	—

(a)                Interest expense includes amortization of debt expenses.

(b)               Rents included in the computation consist of one-third of rental expense, which we believe to be a conservative estimate of an interest factor in our leases, which are not material.

(c)                Earnings were insufficient to cover fixed charges by $742.1 million and $161.2 million for the years ended December 31, 2008 and 2004, respectively. Earnings for the year ended December 31, 2008 included a non-cash pre-tax goodwill impairment charge of $809.5 million.